

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

John Santos
Chief Executive Officer
Howloo, Inc.
395 E Lincoln Ave.
Labelle, FL. 33935

   Re: Howloo, Inc.
     Offering Statement on Form 1-A
     Filed on November 17, 2023
     File No. 024-12359

Dear John Santos:

   We have reviewed your offering statement and have the following comments.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 17, 2023

Cover Page

1. Please disclose the percentage of voting power that your chief executive officer will hold after this offering, including the irrevocable voting proxies.

2. Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors with the processing fee, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares paid as commissions to StartEngine Primary, the value of the shares being offered to investors and the value of the bonus shares, if you intend to use Regulation A for the issuance of such shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

Financial Statements, page 1

3.   Please revise to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements. Also, please include the applicable disclosures required by ASC 505-10-50-2 and 50-3 in regards to your equity.

The subscription agreement has a forum selection provision..., page 7

4.   We note your disclosure that "[w]e believe that the exclusive forum provision applies to claims arising under the Securities Act," however, we also note Section 7 of the subscription agreement states "[n]othing in this paragraph shall be construed to be applicable to any action arising under the Federal Securities laws." Please revise or clarify.

Bonus Shares for StartEngine OWNers, page 11

5.   We note your disclosure that investors "who are members of the StartEngine OWNers Bonus program, who invest in this offering are entitled to 10% Bonus Shares of our Preferred Stock." Please clarify whether these investors will be entitled to bonus shares of your preferred stock or common stock.

Our Business, page 14

6.   We note your disclosure that you "work with local co-ops and farmers that grow this high-quality coffee." Please expand your disclosure here to discuss any reliance on one or a few major suppliers of your coffee beans.

Exhibits

7.   If applicable, please have counsel revise Exhibit 12 to cover the shares that will be paid as commission by the company to StartEngine Primary.

General

8.   We note your disclosure in your table on page 8 that you have 14,352,000 shares of common stock owned by your founders. We also note that your table on page 18 states that your directors and officers as a group own 12,916,800 shares of your common stock. Please revise your table on page 8 to define "Common Stock (Founders)" and, if necessary, revise the beneficial ownership table on page 18.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing